January 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed September 22, 2022 File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated October 5, 2022, and hereby submit responses thereto for review:

General

Comment 1. Please file a response letter that addresses the comments issued to you on August 26, 2022. Also, when you respond to these comments, please file a response letter.

Response 1. We are filing a response letter to the August 26, 2022 comment letter at the same time as this response letter.

Comment 2. As requested in prior comment 11, please tell us whether the information accessible through the hyperlink on page F-21 was audited. Also revise your disclosure to explain the studies to which you refer to on page F-21 and how they support your claims, as previously requested.

Response 2. Prior Comment 11 states: “We note the hyperlink added to your disclosure on page F-21 in response to prior comment 7. Given the location of that addition, please tell us whether the information accessible through that hyperlink was audited. Also, in addition to adding that link, revise your disclosure to explain the studies to which you refer and how they support your claims.:

We have deleted the hyperlink and have instead added a summary of each ingredient study, including and explanation of how they support our claims and moved this to page 3.

Comment 3. Please tell us with specificity where you revised the disclosure in response to prior comment 13.

Response 3. Prior Comment 13 states “Please expand your revisions in response to prior comment 28 to clarify how you used the proceeds from the prior offering of securities. While we note the additions to page 3, it is unclear how the actions you describe relate to the prior offering.”

Prior Comment 28 states the following:

Please revise throughout to clearly describe the steps involved in your business plan to launch your product, what you have accomplished to date and what remains to be achieved, including any material obstacles. Please also revise to discuss how you used the proceeds from the prior offering of securities registered under the Securities Act.

We have revised the Offering Statement to add the following language:

Upon inception in November 2018, the company raised $1,250,000 through its private placement and initial S-1 registration filing. The proceeds of the initial capital raised were used to successfully complete its first production run of 2 flavors and subsequent 2 nd and 3rd production runs as the company also expanded its product line from 2 to 4 flavors, Through the help of their beverage consultants, GBS Growth Partners, the company also conducted a series of test marketing initiatives in the states of Florida, Texas and California, while also implementing several branding and marketing initiatives through the sponsoring of several sporting events and fitness expo’s where the company educated consumers, while also getting its product into consumer hands. The company also maintained several comprehensive social media campaigns created to assist in building brand awareness for the product and had general administrative and operational expenses over the course of 36 months.

On September 29, 2021, the company successfully acquired ownership of the patent for its main ingredient found in their SmartCarb technology making our product the only hydration beverage with a proprietary formulation currently sold in the functional beverage space. In March 2022, the company completed its fourth production run and expanded their product line from 4 to 7 flavors creating seven different sku’s of their sports drink B.Y.L.T. Through the help of their beverage consultants, GBS Growth Partners, the company has successfully implemented a strategic post COVID-19 relaunch of the beverage into the consumer market both online and on to retail shelves now that gyms and sporting events have resumed normal operations. A significant part of our rollout strategy has included a substantial investment into the hiring of more employees, sales consultants, and various equipment, to help with our sales and branding initiatives, which has successfully created new and recurring sales for the company. The product can now be purchased online through the company’s website Drinkbylt.com and on Amazon.com. Our product line is now also being sold in 5 states (California, Florida, Oregon, Minnesota and Texas), and the company is currently in the process of finalizing a distribution agreement for Canada. To date, the company has already received two separate purchase orders totaling $55,000 from the Canadian distributor in the month of December 2022. While the company has recently experienced exponential month over month growth since its relaunching, careful consideration will be given towards the harnessing of growth as it relates to capital expenditures to ensure that the company meets all of its initiatives and obligations. We will rely on the expertise of our beverage consultants and advisory board to make sure we meet our short- and long-term objectives. We feel we have now positioned ourselves for expanded growth throughout the U.S. and are only limited by the current amount of working capital we have to work with and the ability to raise future capital, in order to invest in future inventory, expand our sales teams, and all direct marketing efforts, which is essential in the building of sales and our brand.

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Comment 4. Please delete the references throughout your document to the "selling stockholders," such as the reference on page 7.

Response 4. We have deleted references to “selling stockholders.”

We will incur increased costs, page 14.

Comment 5. Please note that upon effectiveness of this registration statement, you will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis. Principal Stockholders, page 35

Response 5. We added language indicating that we will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended.

Comment 6. It appears that in response to prior comment 7, the company revised the disclosure in the table on page 35. Please tell us how you determined the reference on page 35 to ownership percentage of 21% given the disclosure in this section about ownership of 25,000,000 shares and the disclosure on page 7 about 111,001,300 shares of common stock currently outstanding. Also, expand the disclosure on page 35 to disclose the total beneficial ownership and voting power considering all outstanding equity securities as requested in prior comment 7.

Response 6. See revised table in S1 with an updated percentage.

Recent Sales of Unregistered Securities, page 41

Comment 7. It appears that in response to prior comment 8, the company included the information about the Regulation D offering in the last paragraph on page 43. As previously requested, expand the information in this section to more completely address the requirements of Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption from registration available and the nature and aggregate amount of consideration received by the registrant.

Response 7. See revised language and S-1 in "Recent Sales"

Unaudited Interim Financial Statements, page F-16

Comment 8. We note your amended Form S-1 continues to include the unaudited interim financial statements for the three months ended March 31, 2022. Please revise to include updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.

Response 8. We have updated the S-1 to include financial statements for September 30, 2022.

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Exhibits

Comment 9. It appears that in response to prior comment 9, the company filed a revised subscription agreement as an exhibit to this amendment. We note the reference in section 1.7 of the agreement to "The Subscriber acknowledges receipt and full and careful review and understanding of this Subscription Agreement and of the S-1 (as amended)." While we would not object to having an investor acknowledge receipt of the documents, it appears inappropriate to have an investor acknowledge that they have "reviewed" those documents. Please revise.

Response 9. We have revised Section 1.7 of the Subscription Agreement to delete the phrase “…and and careful review....”

Comment 10. We note that the subscription agreement contains an exclusive forum provision in section 4.9. Please provide disclosure regarding this provision in the prospectus, including a risk factor. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement and your disclosure in the prospectus states this clearly.

Response 10. We have included the following language under Risk Factors and have also revised Section 4.9 of the Subscription Agreement, which we believe addresses these concerns:

OUR SUBSCRIPTION AGREEMENT REQUIRES DISPUTES TO BE RESOLVED UNDER NEVADA LAW AND EXCLUSIVELY IN THE STATE AND FEDERAL COURTS OF NEVADA

The Subscription for the shares offered for sale in this Registration Statement contains an exclusive forum provision in section 4.9, which requires that the jurisdiction and venue for resolving disputes between an investor and the Company must take place in the state or federal courts of Nevada.  This exclusive forum provision is an additional risk for investors residing outside of Nevada because it limits the feasibility of filing suit against the Company in the investor’s state of residence, which would cause increased costs to be incurred by an out-of-state investor, due to the necessity to hire local Nevada counsel to represent the investor in the Nevada courts, and the likelihood that such investor would need to travel to Nevada, possibly for an extended stay, in order to maintain a lawsuit against the Company .  However, there is uncertainty as to whether a court would enforce this exclusive forum provision against residents of states other than Nevada.  This exclusive forum provision does not include claims by an investor for alleged federal securities law violations arising under the Securities Act or Exchange Act. However, there is uncertainty as to whether a court would enforce this exclusive forum provision against residents of states other than Nevada.  This exclusive forum provision does not include claims by an investor for alleged federal securities law violations arising under the Securities Act or Exchange Act.

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